Filed by Ariba, Inc.

Filed pursuant to Rules 165 and 425 promulgated under the

Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 promulgated under the Securities Exchange Act of 1934, as amended.

Subject Company: FreeMarkets, Inc.

Commission File No.: 000-27913

Final Transcript of call with analysts held on January 23, 2004

FORWARD LOOKING STATEMENTS

The following includes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between Ariba and FreeMarkets, including future financial and operating results, statements concerning Ariba’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such forward-looking statements are based on the current beliefs and expectations of Ariba’s and FreeMarkets’ management and are subject to various known and unknown risks and uncertainties. Ariba and FreeMarkets caution you that any forward-looking information provided by or on behalf of Ariba or FreeMarkets is not a guarantee of future performance.

Actual results could differ materially from those anticipated in such forward-looking statements due to a number of factors, including, but not limited to, risks surrounding the closing of the merger, including the failure of Ariba and FreeMarkets stockholders to approve the merger; risks surrounding the integration of FreeMarkets’ business following the closing of the merger; the risk that any cost savings and any revenue synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; general economic and market conditions, potential fluctuation in quarterly results, risks associated with selling to large enterprise customers, dependence on new products and rapid technological change. Investors and security holders are also directed to consider the other risks and uncertainties discussed in Ariba’s and FreeMarkets’ Securities and Exchange Commission (the “SEC”) filings. All such forward-looking statements are current only as of the date on which such statements were made. Neither Ariba nor FreeMarkets undertakes any obligation to publicly update any forward-looking statements to reflect events or circumstances after the date on which any such statement is made or to reflect the occurrence of unanticipated events.

ARIBA INCORPORATED

Moderator: John Ederer

01-23-04/9:30 am CT

Confirmation # 5173446

ARIBA INCORPORATED

Moderator: John Ederer

January 23, 2004

9:30 am CT

Operator:	Good morning. My name is (Brooke) and I will be your conference facilitator today. At this time, I would like to welcome everyone to the Ariba and Free Markets’ Merger Conference Call. All lines have been placed on mute to prevent any background noise.

After the speaker’s remarks, there will be a question and answer period. If you would like to ask a question during this time, simply press Star, then the number 1 on your telephone keypad. If you would like to withdraw your question, press Star then the number 2 on your telephone keypad. Thank you. Mr. Ederer, you may begin your conference.

John Ederer:	Thank you, (Brooke). Good morning and welcome to the conference call to discuss the merger between Ariba and Free Markets. For those of you who are on the phone, there is a slide presentation that will run simultaneously. You can access the slide presentation via the Ariba Investor Relations Web site at www.ariba.com.

Before we begin I’ll read the Safe Harbor Statement. Today’s call may include certain forward-looking statements. Statements include, but are not

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limited to, statements about the benefits of the merger between Ariba and Free Markets and statements concerning Ariba’s business operations, financial condition, plans, objectives, expectations, and intentions.

Such forward-looking statements are subject to various risks and uncertainties and Ariba cautions you that any forward-looking information provided by on or behalf of Ariba is not a guarantee of future performance. Stockholders are also directed to consider the other risks and uncertainties discussed in Ariba’s Securities and Exchange Commission’s filings.

Joining me on today’s call are Bob Calderoni, Chief Executive Officer of Ariba, Dave McCormick, Chief Executive Officer of Free Markets, and Jim Frankola, Chief Financial Officer of Ariba. With that I’ll turn the call over to Bob Calderoni, CEO of Ariba. Bob?

Bob Calderoni:	Thanks, John. Thanks everyone for joining us. I’m here in California this morning along with Jim Frankola, our CFO, and Dave is joining us on the call from Pittsburgh – Dave McCormick, of course, the CEO of Free Markets. I’m sure most of you have read the press release and know that this is truly an exciting day for both companies – exciting for our employees, exciting for our customers, and also exciting for our shareholders.

This agreement combines two great companies with complimentary offerings and really extends our leadership and Enterprise Spend Management and sets the standard for others to follow. Now let me quickly recap the structure of the deal. We’re exchanging 2.25 Ariba shares plus two dollars of cash for each Free Market share that would value the transaction at roughly $493 million dollars based on yesterday’s closing prices.

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We expect the deal to close in the June quarter following shareholders approvals, and at that time we’ll have two Free Markets directors join your Ariba board, of which Dave McCormick would be one of those two. The ownership split winds up 72% Ariba and 28% Free Markets.

Separately today we’re also announcing that we’re going to seek shareholder approval for reverse stock split in the range of 1:5 or 1:6. So if I can just comment here on the strategic rationale of this deal from both an Ariba and Free Markets perspective.

You know, it’s once thing to frame a deal like this in financial terms but for me, you know, it’s so much greater importance to frame it in terms of what it does for our long-term strategy. The fist thing to mention in this respect is that this deal significantly enhances our position as the leader in the Enterprise Spend Management category.

You know for some time now, both Ariba and Free Markets have been working towards a goal of delivering spin management solutions for our customers, but we’ve been going about it in different ways. And as you know, Ariba started as an Enterprise software company for e-procurement and over the past two years, we’ve expanded into sourcing with deeper service offerings, while Free Markets started with sourcing services and is, in the past few years, building out its software capabilities.

We both know that our customers want us to go broader and deeper and by coming together we are able to do that more quickly then either of us could do alone. One of the key things that we’ve learned over and over in working with our customers is that either software or services alone is simply insufficient to really drive savings for our customers. With the right combination of software, services, and category-specific domain knowledge,

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we can help them address all of their diverse spend categories across all industries.

A couple of other things to note about the merger: It certainly expands our global reach. The combined companies have significant operations in both Europe and Asia, which is important not only for selling our products, but for building global supply market knowledge. We enhance our management team depth with the addition of Dave and his team. And as you’ll see, when Jim takes us through the financial rationale for the deal, there are significant operational synergies to be gained.

To explain the complimentary nature of our business, I think it’s helpful to show just how each of us have developed our approach to spend management over the years. You know, let me first briefly describe the spend management process. You know, we define spend management as a closed loop process that starts with spend analysis to drive opportunity identification, leading to the development of a sourcing strategy, and then into actual supply negotiations, on to contract management, following through the procure-to-pay cycle.

Back in 1997 or so, Ariba launched itself into the e-procurement market while Free Markets launched itself into the sourcing service business. Back then, although we worked on adjacent purchasing processes, we rarely saw each other in deals. But as pressure to cut cost increased in the market, customers started to demand broader solutions and we both began expanding our offerings.

Being basically a software vendor at that time, Ariba expanded horizontally to cover the whole spend management process and we started to build our

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service business, while Free Markets took their service business and started to build out its software.

The synergies in this approach are obvious and we believe that by coming together and combining the strengths of our two companies, we will be able to give out customers what they need to manage their spend category-specific domain expertise on a broad, Enterprise -wide platform. We were both trying to get there anyway, but by joining forces we get there faster and we deliver even greater value to our customers sooner.

Our two companies have evolved over the past few years, not just due to our own success, but because the needs of our customers have also grown and evolved. First, it’s true these days that no one wants to buy just software; they want complete solutions. In spend management, that means being able to cover the breadth of the whole Enterprise and give them category-specific depth to deliver tools, best practices, and supply to market knowledge to the thousands of employees on the front lines of their business, who make spending decisions each and every day.

From buying an airline ticket to sourcing jet fuel, narrow software-only applications do not, cannot deliver these capabilities, nor can pure-play consulting services. Second, we now live in what I like to call “a post-ERP world” and by that I don’t mean that ERPs no longer have value. On the contrary, all companies need some type of ERP system to manage their chart of accounts but that is not spend management.

When it comes to spend management, simply recording transactions is not the answer. Actually managing to spend requires a much different approach and a system that is designed specifically for that purpose. Most companies these days do not want to simply implement software. They want to buy a solution,

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which may include: outsourcing, hosting, spend strategies, best practice design, and organizational change management.

Third, the spend management market remains fragmented and under penetrated and this provides a great opportunity for the combined companies to deliver a single, complete spend management solution. I’m often ask just how big this emerging spend management market could be and I’ve always said that if I took five MBAs and asked them that question, I’d get five different answers and the only thing common is that I think all of them would be wrong.

So having said that, I stepped back and I think about how to scale this opportunity. Well, I think about it and what kind of an impact we can bring to our customers. Spend management can impact both the direct and indirect sides of a company and that’s roughly two-thirds of their overall spending. And in North America alone in 2002, that’s over $15 trillion dollars or about $10 trillion dollars spread across a wide variety of spend categories.

The combined companies’ value proposition today is that we have the tools and the techniques to better manage this spend across all categories. Talking to save on each category — when we’ve got great results with existing customers and the numbers are quite impressive — but if we only used the low conservative figure of 5% savings – and I do say a low, conservative estimate and many of our customers would say much more than that – that would give us about a half a trillion dollars of potential savings per year in North America alone when this market is fully penetrated.

Right now we’re simply just at the very, very beginning of this market and I think the combination of these two companies can accelerate the creation of this very exciting market. So you see when I step back and I think about how

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big this opportunity can be, the value we create for our customers provides an opportunity for significant revenue generation.

Another one of the exciting things about this combination is the complimentary nature of these two companies; and I described that across three dimensions on how well we fit together. From a solution point-of-view, Ariba comes from a software background. We’ve been building out services. Free Markets comes from a services background building out software. Clearly, we have much to teach each other and much value can be brought to customers much more quickly in a combined company.

From a purchasing focus, Ariba solutions allow a broad reach across the entire Enterprise, allowing purchasing professionals to influence spend decisions outside their own department in the front lines of business. And Free Markets compliments its breadth with a depth of category-specific expertise that enriches the solution and allows it to be applied in many diverse spend categories, which allows our customers to bring more and more spend under management.

And if you think about it from an industry coverage point-of-view, we’ve got great synergies there as well. Due to our different customer backgrounds, we have focused in different industries. Ariba has tremendous strength in financial services, pharmaceuticals, CPG retail, and high-tech, while Free Markets has a great track record in automotive manufacturing, utilities, oil, and gas.

Of course, we have some customer industry overlaps, but for the most part our main market presence is in different areas, which gives us a clear opportunity to cross-sell than up-sell each other’s products and services in our respective customer bases. You know, with that said, I’m going to turn it over to Dave

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to give you his thoughts on the combination and then we will open the call up to your questions.

Dave McCormick:	Thanks, Bob. We at Free Markets are extremely excited about the combination for a number of reasons. We have very, very complimentary capabilities. Bob and I and our respective leadership teams have a very consistent vision for how this market should be served and evolved. We have a uniform commitment to developing that market and I think both organizations have and continue to grow a customer-centric, customer-focused orientation, which will be key to our joint success.

To give you a sense of the power of this combination, let me describe the enormous value that we are delivering and will be able to deliver to customers in the future. When combined, we will be serving over half of the Fortune 100 companies in the world. We will have over 200 major sourcing customers. We will have well over 400 sourcing experts, commodity experts, category experts deployed around the world.

Our combined organization will source and enable over $40 billion dollars of spend per quarter. Roughly $10 billion of that is actual sourcing in the direct materials and indirect materials space — about $30 billion of that from procurement — and together, we will be supporting, on a run-rate basis, roughly 25,000 sourcing projects per year. That kind of scale, that kind of experience, that kind of global reach will establish us even further as a Company that can really serve the largest and most innovative companies in the world.

We recognize that to truly extract the value from this combination, we have to have a very focused and successful integration strategy. That, of course, starts at the top with Bob and with me and the rest of the leadership team. And I

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can tell you just from the planning we’ve gone through together already that our senior management team will be very committed to ensuring that we drive integration success.

The key to that success are obviously a common commitment and integrated management team. It’s a focus on ensuring a seamless customer experience and really using this integration as a catalyst for driving incremental customer value and shareholder value. And we are both confident and committed to making sure that that happens.

Our product and services integration strategy is equally straightforward. Together we have an expansive – a much more expansive, broad and compelling product and service footprint. We have the capacity to drive continued innovation within the market. Our plan is to combine the functionality from both of our respective solutions into a set of unified offerings over time.

We think the combination will allow us to refocus R&D on new innovation and to ensure that we remain on the leading edge. And we think that our market’s unique category-specific expertise, combined with the broader, more horizontal Ariba solutions, is going to make for a dynamic combination that can really be the category leader across a number of different dimensions.

Our respective combinations also will allow us to maintain a hosted software model as well as a behind the firewall deployment option. And that breadth of capabilities really allows us to serve a whole continuum of customer needs that both of us are respectively not supporting today.

Equally important to our success will be our go-to-market integration. This market is really in its most early stage. The market opportunity, as Bob

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described in his earlier session, is very, very significant. The combined Company scale and broadened solutions set will really put us in the position to accelerate both existing customer adoption and opportunities as well as acquire new customers. And it also will put us in the position to serve them with a much broader set of capabilities.

Having learned a little bit more of each other over the last several months, we have a very complimentary sales process. The software sales capability on the Ariba side, combined with the unique relationship management capabilities on the Free Markets side, really lays the groundwork for a terrific combination and also very compelling cross-selling opportunities.

Our plan is to integrate that set of commercial teams over time in a way that allows us to expand our market coverage, drive new customer acquisition, and really build up on that deep customer depth by industry that Bob described earlier.

Just a quick snapshot of preliminary fourth quarter results for Free Markets to give you a sense of our results for the final quarter for our fiscal year. Our revenues and fees fell in the range of $37-$38 million. Our revenues minus fees were in the $33-$34 million dollar range consistent with our guidance. Our operational earnings per share in the $0.04-$0.05 cents range, also consistent with guidance; GAAP EPS minus $0.19-$0.20 cents, consistent with what we talked about at the end of the third quarter.

More information on our fourth quarter will be provided on February 2 in the press release we put in the market at that time. If I could comment on our Q4 results: We had very solid results, consistent with our guidance, and an incremental improvement on the operational EPS side, which I think is further

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demonstration of our ability to manage our cost structure and our revenue line in these challenging times.

In sum, we are extremely excited about this terrific combination. We think it provides Free Markets and Ariba the opportunity to energize and excite the Enterprise Spend Management space and really serve as a catalyst for growing the market in the future. We are extremely committed to ensuring a seamless transition and experience for our customers and leveraging these expanding capabilities to provide even greater value across the Global 2000.

With that, I’ll turn it over to Jim to talk a little more about the financials associated with the merger.

Jim Frankola:	Thanks, Dave. Before I highlight some of the financial synergies of the combined organization, I’d like to first preview Ariba’s results for the December quarter. We expect total revenue to be $52-$53 million, which is right in the middle of our guidance of $51-$55 million. License revenues are expected to be $18-$19 million, which was at the high-end of our guidance of $16-$19 million.

And deferred revenue is expected to be down about $8 million, which is also right in line with our guidance. On the earnings side, we expect GAAP earnings to be approximately $6 million dollars or $0.02 cents a share, which is a little bit better than our guidance of breakeven plus-or-minus a penny. In this $6 million, there were some one-time expense benefits of approximately $5 million during the quarter.

Looking ahead to the March quarter, we expect total revenue to remain stable or grow modestly to the $53-$58 million dollar range with GAAP EPS again at the breakeven level plus-or-minus a penny. We will provide more detail on

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our December quarter results and the outlook for the March quarter on our earnings call next week, which is scheduled for Wednesday, January 28, after the markets close.

As you have heard from both Bob and Dave, one of the clear reasons for this deal is the opportunity to create a strong leadership position in the Enterprise Spend Management market. But beyond the strategic rationale for the deal, there are a number of positive financial synergies. Using our combined anticipated revenues and fees for the December quarter as a baseline run-rate on an annualized basis; the combined Company generates approximately $360 million dollars of total revenue.

This will also have a very healthy balance sheet with estimated cash of more than $290 million as of December 31 and virtually no debt. We believe that our combined revenue base will provide us with an excellent opportunity to achieve greater operating efficiencies, enabling us to drive profit margins toward 10% by the December 2004 quarter. And the strength of our combined balance sheet will provide us with plenty of capital to support future growth initiatives.

Taking a closer look at some of the synergy opportunities, we found that our shared vision for the future and similar business models created a significant opportunity to capture operating efficiencies. In total, we have identified at least $25 million dollars in annual cost savings; a majority of which can be achieved within six-months of closing and substantially all can be captured within nine-months.

Of those savings, we anticipate approximately one-third to come from duplicative G&A functions, plus the one-half from redundant R&D efforts, and the remainder from other functions. With these savings, we are confident

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that we can take two companies that are operating roughly at breakeven on a stand-alone basis and generate more meaningful and stable profits within a few quarters.

In fact, with the cost saving synergies alone, we believe that the transaction will be immediately accretive to earnings before purchase accounting adjustments, transaction costs, and restructuring expenses, leaving future revenue synergies and cross-selling opportunities as an upside to the plan. In summary, we are very pleased with the economics of this transaction and believe that it gives us an opportunity to improve the financial return for our shareholders. With that I’ll hand the presentation back to Bob for some closing remarks.

Bob Calderoni:	Thanks, Jim. Let me just leave you with a few summary highlights of what we covered today and we’ll go to questions. Together, both Ariba and Free Markets enhances our leadership position in this Enterprise Spend Management market and together we refine the ESM market. We’re not changing the ESM objective but by being the first vendor to truly meet the spend management challenge and deliver a complete solution.

We’ve discussed there’s a highly complimentary fit between our companies: software and services, Enterprise breadth, and category depth and complimentary verticals. Individually, we have great market offerings, but by merging our strengths we can deliver complete, best-in-class solutions and services.

And last, but not least, by operating as a single Company, we can remove redundancies that will allow us to operate efficiently while achieving significant operational synergies. With that said, let me turn the conference over to your questions.

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Operator:	At this time, I would like to remind everyone: If you would like to ask a question, please press Star, then the number 1 on your telephone keypad. We’ll pause for just a moment to compile the Q&A roster. Your first question is from (David Hallal) of Friedman Billings Ramsey.

(Daniel House):	Really this is (Daniel House) for (David). Are there any plans to sunset any of the products, you know, on the Free Markets or Ariba side? First question.

David McCormick:	That’s directed to McCormick?

(Daniel House):	Yes.

David McCormick:	Yeah, we are in the process of evaluating both product road maps – both sets of platforms – and I think we have a commitment to absolutely migrating the best of our respective technologies on the common platform. We have not finalized the plans in terms of how that migration is going to work.

In the foreseeable future, both Ariba and Free Markets are going to continue to execute on the product roadmap that they’ve identified and share with customers and that they’ve promised to customers. And then that integration and confluence of technology will take place in the 12-18 months following the closing of the deal.

(Daniel House):	Okay, on the Ariba side, I know you’re going to be doing the quarter next week but could you talk about deals over a million – how many were signed over the quarter?

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Jim Frankola:	No. This is Jim Frankola. Today is the day to talk about the merger of Ariba and Free Markets. I’ll be getting into all the details of our December results and March guidance next Wednesday.

(Daniel House):	Okay, thanks.

Operator:	Your next question is from (Phillip Auling) with Bear Stearns.

(Phillip Auling):	Thanks much. Could you guys give us a sense of more specifically what are the overlaps in your customer bases at this point?

Bob Calderoni:	Yeah, this is Bob Calderoni. I think there’s obviously some overlap but given the strengths in industry verticals – the different strengths that we have – the overlaps are only about 20-30% of our customers. And I get really excited about that because we’ve got great customer relationships where we’ve had a historical software business. We’ve been complimenting that with some of our services but we can obviously take many of the skills and capabilities at Free Markets and sell those services into our install base.

And, likewise, Dave’s business, he’s got, you know, more than 100 customers of his own, which has very little overlap with us, where he’s been providing both software and services to those customers. But we have a broader set of software offerings that we can now up-sell and cross-sell into his customer base and it really does break down by industry vertical.

We have tremendous strength and financial services, pharmaceuticals, CPG retail and on the Free Markets side they have tremendous strength in manufacturing automotive and the oil and gas industries. So this thing is, you know, Jim talked about cost synergies, which obviously occurs when you merge two companies that are as complimentary as ours. But Dave and I are

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equally excited about the – or I would say even more excited about the future potential revenue synergies in the two companies as well.

(Phillip Auling):	What is the expected impact on existing sales cycles for the next quarter or two? I mean do you have a strategy for sort of a go-to-market strategy even prior to the close of this deal? And sort of, you know, what are you doing about sort of advancing sales currently in the pipeline?

Bob Calderoni:	Yeah, both teams have been working pretty hard on the go-to-market integration strategy, both post-announcement and then post-close, and those teams are working today with customers. You know, we’re going to try and do this in a way that minimizes any sort of freeze from a customer point-of-view. We’ve got a directional statement for our customers. We’re going to support both sets of products today and going forward in the future. And our plans as a combined company is we’re going to take the best of both companies and have a future product that is easily migrated to whether you’re an existing FreeMarkets customer or an existing Ariba customer.

So we hope with a plan like that we could minimize any sort of delays. But, you know, you should always expect in the near term there’s going to be something here for customers to digest. And, you know, what impact it’ll have on sales cycles I think is too soon to know. But it’ll be a short delay if any.

(Phillip Auling):	And have you made an estimate about sort of what the headcount impact may be as well as sort of facilities that may be closed as a result of the merger?

Bob Calderoni:	We’ve begun some of those plans. We feel very confident, both companies feel very confident that we see at least $25 million in operational synergies here. We’ve got that plan pretty well drawn out from a high level. The

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integration planning work, the more detailed work is ongoing. And we feel we’ll be ready to execute on that pretty quickly after the deal closes.

(Phillip Auling):	Great. I’ll pass it along. Thanks so much.

Bob	Calderoni: Okay.

Operator:	Your next question comes from (Cameron Seal) with RBC Capital Markets.

(Cameron Seal):	Thanks very much and congratulations on the deal. Just – I – you know, I thought – we kind of felt this deal made sense on paper for quite some time. I’m curious Bob and Dave, to get a sense from you guys, you know, why now? What’s going on to make this right for both your companies to do this now? Is it a market? Is the customer base ready to do this? Is it more – is the market kind of turning? Is that the sense or is it just the right time from the maturity of both companies to do this? If you could give us some perspective on that I’d appreciate it.

Bob Calderoni:	Yes, I’ll give my thoughts on it and I think Dave could add his thoughts on it as well.

You know, I have long believed and I think Dave has long believed that this deal, this combination here made a lot of sense for both companies. And I just think it’s been becoming more and more obvious. Historically we came about the market in different areas in different ways. And we really didn’t compete.

More recently we see each other in accounts. And our customers are telling us what they need. Our customers need both breadth of applications and depth of category-specific knowledge. And I think the market is emerging that is just putting more and more pressure on a company to deliver that broad range of

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products and depth of services that the deal just made more and more sense every day.

And I think the timing is perfect today. I really do believe this is a market that we’re at the very beginning of penetrating. And this positions a combined company better than any company out there to capitalize on that and be the market leader.

Dave, you might give your thoughts.

Dave McCormick:	Yes, I would just echo what Bob said. I think the last three or four quarters I’ve been listening to Bob’s conference calls and he’s been listening to mine. I think they sound a lot alike in terms of how we think about the market.

It’s become very clear over time that we’re investing in ways in our business to try to grow a capability set that’s consistent with how Bob’s investing to try to build the same capability set.

Now we of course come at this with a very deep domain expertise, a breadth of capabilities and direct materials with a really service-intensive commodity expertise. Bob’s business comes at it from the standpoint of a software company that’s building out a very substantial services capability.

We of course have been building a very substantial software capability. So when we stepped back and said the goal here is to really create a catalyst for the market and really take this market from its very infant stages to, you know, a really—a substantial market that’s driving value across the global 2000, it seemed like that combination or this combination I should say, really put us in position to be able to do that.

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(Cameron Seal):	Great. And then Jim, you – I think when you mentioned – when you went through the list of kind of cost savings, sales and marketing didn’t come up as an area. Could you maybe comment on the synergies or overlap there may be within the sales and marketing parts of the organization?

And just in the interim, what’s kind of the preliminary go-to-market strategy? Is there individuals calling on the same accounts that could be combined or is there going to be some redundancy there?

Jim Frankola:	On the synergy piece, what I’d say is we view that the opportunity to retain and grow our existing account base is there close to 100%. So the synergies that you see in the sales and marketing side will be more on the redundant functions in those areas versus actions on individuals that generate revenue.

In terms of a go-to-market strategy, I’ll pass that one over to Bob or Dave to comment on how we’re going to go to market.

Bob Calderoni:	Yes, I think clearly what customers are looking for today are complete solutions. We’re going to look to have a single face to the customer where we’re going to be able to offer a broad set of both products and services. You know, different parts of our organization will deliver those products and services but we’ll have that single face to the customer selling the whole set.

And I think the combination gives us an opportunity. We’re a much bigger company combined. We have more scale. And I think we could take our resources and I see the opportunity to expand our reach and expand our coverage with the combined sales resources and try to generate incremental revenues. And that’s not the area where we see the significant operational synergies.

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(Cameron Seal):	Great. Thank you very much.

Operator:	Your next question comes from (Nathan Schniederman) with Wedbush Morgan Securities.

(Nathan
Schniederman):	Hi. Thanks a lot. A few questions. Are there any, in terms of the deal terms, any caps, collars, breakup fees that you can talk about?

Jim Frankola:	No caps, collars. There are breakup fees.

(Nathan
Schniederman):	Okay, and they are?

Jim Frankola:	They’re in the range of $15 to $20 million.

(Nathan
Schniederman):	Okay Dave, I’m curious that acquisition price approximately two times enterprise value doesn’t seem like a big multiple here. The shareholders have been through a lot. Can you discuss why you consider this good value for your shareholders? And also is (Glen) going to have any role here?

Dave McCormick:	Well let me answer the second question first. (Glen) will be supporting our transition, spending a lot of time with our customers which is where he’s devoted a lot of time over the last year so – and helping us make a seamless transition into a combined company. At that point he will migrate out of the combined business and be on the sidelines, but I’m an active shareholder. So that’s the plan for (Glen).

With regard to the shareholder value here, I guess we came at this thinking about the right combination to create long term shareholder value and really take a leadership position in the space. We felt like this was a great opportunity to build or combine in a way that allowed us to have a much

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broader set of capabilities and really serve a much broader set of customer needs. So we came at this in a way that we felt would position us for success not only in the short term but in the long term from a shareholder standpoint.

(Nathan
Schniederman):	A few questions for Bob. In terms of the products, which components of the ES product line do not have any overlap with the Ariba product line?

Bob Calderoni:	The enterprise sourcing for ES product in FreeMarkets has – today in the market we’re offering a combination of Ariba networks, I mean Ariba enterprise sourcing, our category management product and also our contract management product and analysis.

In combination we see that product as some overlap with ES. We think customers will be able to migrate if they’re ES customers, to the future combined product. And we see the same thing from an Ariba side.

We definitely have in our plans integration for customers. So whether you’re a FreeMarkets customer today or an Ariba customer tomorrow, you will have everything you have today plus. And we’re going to take the best of both and come out with the strongest product out the two we currently have.

(Nathan
Schniederman):	To be clear here, so you see the ES product as largely overlapping your line? You don’t see particular modules as offering capabilities that the – or completely new capabilities that your current product does not have?

Bob Calderoni:	We think the ES product is a good product. We certainly feel our products that we’ve been selling are very strong products. Obviously there’s some different features in our product that we think a customer might like.

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And there’s some features in the ES product that some customers might like. And we’re going to pick and choose from a product feature point of view to have the strongest product. It truly is a set – two sets of products that are going to merge into one over time.

(Nathan
Schniederman):	Okay, and then Bob, in the past, FreeMarkets has talked about moving into the business a broader outsourcing of procurement functions where they would become the outsourcer. Is that a market you intend to pursue?

Bob Calderoni:	Well we intend to pursue the spend management solution market which really takes a lot of different flavors. Some customers are in the point where they’re trying to build a procurement process and they’d be looking to put in a software platform and build some category knowledge. And I think the two companies are well-positioned to do that.

And then some companies might be ready to move to that next level where they’ve already built the process and now they’re looking to perhaps outsource if not the entire process on elements of that process. And that is certainly a market trend that both Dave and I see and believe in and something that we both expect to satisfy that market.

I would just point out a couple of weeks ago we announced the acquisition of Alliente. Alliente is exactly in that business today. So clearly that is a market need that we plan to cover.

(Nathan
Schniederman):	Okay, and final question for you. Just curious if Ariba’s currently offering anything that you feel is directly comparable to the full source product?

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Bob Calderoni:	Directly, we’ve been building our service capabilities over the past two years. And we go about it a little bit differently than what FreeMarkets does. But the essence of what we’re trying to deliver there is category specific knowledge.

We’ve been building that category knowledge. I would say we’re doing it in a number of our customers today. Obviously the FreeMarkets business offers us a even greater breadth of categories and depth within certain specific categories. So I really see it as enhancing what we do today in a big way.

(Nathan
Schniederman):	Thank you.

Operator:	Your next question from (Brad Rebak) of CIBC World Markets.

(Brad Rebak):	Oh hi guys. Just a quick few follow-ups. Jim, did you say 10% operating margin by December?

Jim Frankola:	Yes.

(Brad Rebak):	And that’s after all purchase accounting?

Jim Frankola:	Exactly.

(Brad Rebak):	Any idea of what sort of the – will there be any sort of deferred maintenance write-down? Probably not or very small?

Jim Frankola:	There shouldn’t be anything significant.

(Brad Rebak):	Okay. How long have you guys been in sort of doing deep due diligence here on this transaction?

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Bob Calderoni:	We’ve been – I’d say this has been a discussion at a strategic level that has gone on for quite some time. Dave and I have come to know each other going back, you know, maybe close to a year now as we’ve talked about the industry and we’ve talked about where we think the industry’s going. And the deal’s started to make sense.

And then when it looked like the timing for this deal was looking more certain than not, we went into pretty exhaustive due diligence sessions, both organizations, for the past month.

(Brad Rebak):	Okay, okay. And I don’t cover FreeMarkets so I don’t know the story that well. But if you look forward it appears that, you know, selling software is probably what you guys would prefer to do. Is there any fear on the cannibalization side and potentially losing some of these full source customers because of that and what type of negative revenue impact that might have?

Bob Calderoni:	No I don’t see the business that way. You know, I want to sell the customer whatever the customer wants and needs. My objective here is to have a growing organization with strong operating margins. Jim talked about 10% near term operating margins. I think this is a business we’ll grow with some of the revenue leverage we get here.

We’re going to grow this business to operating margins of 20% or higher down the road. And I think it’s always going to be a combination of some software and some services. And it really depends on what the customers’ needs are.

This problem of spend management cannot be solved by software alone. It cannot be solved by services alone. And I’m comfortable delivering whatever it is that specific customer needs to solve the problem.

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So all of these many, many full source customers that Dave has built over the years there I think are wonderful opportunities for now for us to come in with the – you know, the full source team has really helped teach the customer a lot about category-specific sourcing. Now we can come in and build an enterprise-wide software platform that drive some self-sufficiency and take the customer to the next level. So I really see it as a great install base up sell opportunity.

(Brad Rebak):	Okay great. And one final question. Do you care to take a shot at – you know, you look out a few years, you’re at that 20% operating margin, what your mix might be between software and service?

Bob Calderoni:	I wouldn’t take a stab at it because in a way I think the market and the customers are going to drive that mix. You know, I look back in time, I say a company like ADP started out selling HR software and they’ve morphed into a solution company. And that’s not a question. It’s a technology-enabled solution that they’re selling. And it’s really not a question nor is it relevant how much of that revenue is, you know, based on their technology, how much is based on the service.

So I think this market’s going to move in a direction like that. And, you know, it’s going to vary from year to year and quarter to quarter. But when we sell a solution to a customer, we’re going to sell a solution what will be a mix of software and services, and it’ll be at a high margin.

And I think our gross margins and our company today with a very high service mix today still remain very, very strong gross margins. This is a business that can have healthy gross margins with a mix of both software and services.

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(Brad Rebak):	Great. Thanks a lot.

Operator:	Your next question comes from (Tad Piper) with Piper Jaffray.

(Tad Piper):	Thanks. First question is for Dave. Can you give us an update, has the Covisint acquisition closed? Is it going to still close?

Dave McCormick:	It has closed. It closed early in the new year. And Bob and I have spent some time talking about that. And we are up and running and serving those customers and excited about the opportunity going forward.

(Tad Piper):	Okay, can you give us any more terms on that transaction?

Dave McCormick:	No we – we’ll potentially disclose more terms than that down the road, but not in today’s call.

(Tad Piper):	Okay, so we should assume that from a financial standpoint it’s relatively immaterial?

Dave McCormick:	Yes.

(Tad Piper):	Okay. And just to clarify on the timing of this acquisition, when do we think this acquisition might close, the merger might close?

Dave McCormick:	I think Bob, what’d you say, end of May early June was the time frame we were planning for?

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Bob Calderoni:	Yes, we certainly expect that it’ll be in the June quarter. Hard to guess these days, exactly how long it will take. But I would say May would be on the low end of the range and early June on the high end of the range.

(Tad Piper):	Okay, thanks.

Operator:	Your next question comes from (Brad Whit) with Southwest Securities.

(Brad Whit):	Yes, could you guys comment on the – you talked about a lot of the synergies with the products and that kind of thing. What about cultural synergies? You know, you’ve got a Silicon Valley software company versus a service company out of Pittsburgh. What kind of challenges or synergies do you see there?

Bob Calderoni:	Well first I’ll comment. And I think Dave should comment as well. I’ve been really excited by all of the people I’ve met on Dave’s team to date. We’ve met quite a few of them.

The chemistry between Dave and I is great. I think the chemistry between our teams, the people that worked very, very hard on this deal over the past 30 plus days has been absolutely great.

And I see a lot of commonality. You know, this is a company, Ariba, that enjoyed a wonderful beginning. And because of that, it was able to attract a number of very bright, young individuals. And it’s been one of the things that has really excited me since I’ve been here.

And as I got to know Dave and his team, I see more similarities than I see differences. FreeMarkets enjoyed an early part of it’s life very much like

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Ariba. And I think that was able to draw and attract a very high caliber set of people, young, energetic very smart people.

And, you know, while we’re 3000 miles away and you hear things like Pittsburgh and you hear Silicon Valley, I see more similarities than I see differences.

Dave McCormick:	Yes, and I would just add on to that that I think one of the things that our two companies have in common and certainly that Bob and I have in common is we have a universal belief that the market will be served by a combination of software and services. And that’s a unique perspective when you think about all the companies that are in this space or are thinking about this space and the approach that they bring to the table.

So we’re both trying to create software and service companies within our organizations although we both come from different origins. And I think that commonality around vision in terms of what it takes to serves customers and serve customers well really lays the groundwork for us coming together in a way that’s successful.

(Brad Whit):	Okay and any idea at this point – maybe too early to tell – how many, you know, within the combined organization, how many global sales reps you’ll have out there globally?

Bob Calderoni:	I think it’s too early to give an answer on that specifically. I would expect it to be similar to a combination of the two companies. Again, I expect if there’s any customer overlap, we would use that resource rather than as an operational synergy, we would use that to expand our coverage. So I’m not expecting, nor are we planning any reduction in terms of our field force and our customer facing reps.

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(Brad Whit):	Okay, that’s all I have. Thanks.

Operator:	Your next question comes from (Andrew Bartells) with Forrester Research.

(Andrew Bartells):	Yes, congratulations on the deal. There’s a question I have. Both FreeMarkets and Ariba have traditionally focused on Fortune 500 Global 2000 companies. Our own analysis suggests that while there’s still growth room there, that it’s going to start to flatten out in the coming years.

Is that going to continue to be your focus or what do you really see the growth opportunities for the combined companies being going forward?

Bob Calderoni:	Well I think the – we certainly have – we both have great strength in large organizations. I think I’ve always said one of Ariba’s greatest assets is its blue chip customer base.

I don’t see the Global 2000 business flattening out. If anything I look at it and I see that we’re – the penetration into the Global 2000 is not very high. And then if you think about of those customers where we have penetrated, the penetration of what we can do for those customers is quite low as well.

This is an early stage market today. I think Dave’s team sees it the same way. There are a lot of customers out there that are thinking about spend management strategies. They’re dabbling in the area of sourcing. They might be dabbling in the area of contract management. But many of them are still in the exploratory stage right now. And the greatest amount of revenue in the market is ahead of us, not behind us in that.

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With that said, we do think there’s a set of capabilities here that could benefit the midmarket as well. And I think the scale that we get as a combined company provides us the opportunity to perhaps make an investment and focus on a midmarket where individually that hasn’t been—certainly hasn’t been the focus I believe in the past given our scale. But this gives us an opportunity to change that.

(Andrew Bartells):	Okay, thanks very much.

Operator:	At this time we have time for one more question. Your last question comes from (Lane Homran) with Parker Hunter.

(Lane Homran):	Actually my questions have been answered. Thank you very much. Congratulations on the deal.

Bob Calderoni:	Thank you (Lane).

Man:	Why don’t we take one more question.

Operator:	Your next question comes from (Andy Kite) with Gartner.

(Andy Kite):	Hi Bob.

Bob Calderoni:	Hello (Andy).

(Andy Kite):	Hi. I’m just wondering that clearly you’ve got a new challenge or a new set of opportunities in terms of the service revenue, the software revenue split. If we roll the clock forward, what would you think at the year end you would like to see in terms of revenue split between software and services, the combined operation?

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Bob Calderoni:	You know, (Andy), I’m really not targeting a split of revenue. I think the solutions that we’re selling to customers today, customers are buying a complete offering from us, oftentimes some software and some services. In a split on what we classify as a service revenue, what we classify as a software revenue I think gets blurred.

And to me the important thing is, you know, what value are we providing our customer? What kind of revenue are we generating from that customer at what kind of a margin? I’m looking to get, you know, many millions of dollars out of a customer to 70-ish percent margin. And whether it’s classified as software services really doesn’t – doesn’t really matter as much to me.

I really do think this market requires solutions. And I think the leading – the category leader is going to be a company that recognizes that and delivers a solution. And it’s going to be a profitable market for us and a growing market for us regardless of the split between software and service.

(Andy Kite):	Okay thanks and congratulations on the deal by the way.

Bob Calderoni:	Thank you (Andy).

Operator:	At this time I would like to turn the conference over to Bob for closing remarks.

Bob Calderoni:	Well I want to thank everyone for joining us today. I really do believe this is a significant event for both companies, for both company’s employees, shareholders. But I actually think this is an even greater even for our current customers and our future customers. The strength of these two companies is going to allow our customers to save even more money.

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And I believe that’s going to be a catalyst to take this enterprise spend market from what has been an emerging market and perhaps be the catalyst to drive this into a much, much larger market faster than it otherwise would have developed if we were independent companies.

So, you know, speaking for the entire team at Ariba and if I can speak on behalf of FreeMarkets as I sign off here, I know both organizations are really excited about what this combination can mean for us and what it can mean for our customers. And we’re very excited over the coming next one or two years as we build this business together.

Thank you and look forward to meeting all of you again and talking to you next week on the earnings call.

Operator:	Thank you. This concludes the Ariba and FreeMarkets merger conference call. You may now disconnect.

END

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Investors and security holders of both Ariba and FreeMarkets are urged to read the various filings that have been filed and will be filed with the SEC, including the joint proxy statement/registration statement that is required to be filed with respect to the transaction described above, as the filings will contain important information. Investors and security holders may obtain a free copy of the joint proxy statement/registration statement (when it is available) and other documents filed by Ariba and FreeMarkets with the SEC at the SEC’s Web site at http://www.sec.gov. The joint proxy statement/registration statement and these other documents may also be obtained for free from Ariba and FreeMarkets.

In addition to the joint proxy statement/registration statement, Ariba and FreeMarkets file annual, quarterly and other reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Ariba or FreeMarkets at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC’s other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Ariba’s and FreeMarkets’ filings with the SEC are also available to the public from commercial document-retrieval services and at the Web Site maintained by the SEC at http://www.sec.gov.

PARTICIPANTS IN SOLICITATION

The respective directors and executive officers of Ariba and FreeMarkets and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding Ariba’s directors and executive officers is available in its proxy statement filed with the SEC by Ariba on May 15, 2003, and information regarding FreeMarkets’ directors and executive officers is available in its proxy statement filed with the SEC by FreeMarkets on April 17, 2003. These documents are available free of charge at the SEC’s Web site at http://www.sec.gov.